                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. )(1)

                                Mills Music Trust
                                -----------------
                                (Name of Issuer)

                          Units of Beneficial Interest
                          ----------------------------
                         (Title of Class of Securities)

                                    601158108
                                    ---------
                                 (CUSIP Number)

                                  Michael Reiss
                           Burr Ridge Operations, Inc.
                             104 West Chestnut #356
                               Hinsdale, IL 60521
                                 (630) 321-9480
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 4, 2001
                                   -----------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

         NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)

----------------
(1)      The  remainder  of this cover page shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information  required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

-----------------------                                  -----------------------
CUSIP No. 601158108                    13D                   Page 2 of 13 Pages
-----------------------                                  -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    BURR RIDGE OPERATIONS, INC.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY             24,767
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH              - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                         24,767
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    24,767
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP No. 601158108                    13D                   Page 3 of 13 Pages
-----------------------                                  -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MICHAEL REISS
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                 U.S.A.
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  24,767
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              24,767
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    24,767
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP No. 601158108                    13D                   Page 4 of 13 Pages
-----------------------                                  -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    NOLTON, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14            TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP No. 601158108                    13D                   Page 5 of 13 Pages
-----------------------                                  -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    PEGGY J. WILSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP No. 601158108                    13D                   Page 6 of 13 Pages
-----------------------                                  -----------------------

            The following  constitutes the Schedule 13D filed by the undersigned
(the "Schedule 13D").

Item 1.     SECURITY AND ISSUER.

            This statement relates to Units of Beneficial Interest (the "Units")
of Mills Music Trust (the  "Issuer").  The  address of the  principal  executive offices  of the  Issuer  is c/o HSBC Bank USA,  National  Association  Corporate
Trust, Issuer Services, 452 Fifth Avenue, New York, New York 10018-2706.

Item 2.     IDENTITY AND BACKGROUND.

            (a) This  statement  is  filed by Burr  Ridge  Operations,  Inc.,  a
Delaware  corporation  ("Burr Ridge"),  Michael Reiss,  Nolton,  LLC, a Delaware
limited liability company ("Nolton") and Peggy J. Wilson.  Each of the foregoing is  referred  to as a  "Reporting  Person" and  collectively  as the  "Reporting
Persons."

            Michael Reiss and his mother, Peggy J. Wilson, are each a co-Manager and Vice President of Nolton.  Each of Michael Reiss and Peggy J. Wilson has the
sole power to vote and dispose of securities owned by Nolton.

            Michael Reiss is a director, Chief Executive Officer and controlling stockholder of Burr Ridge. Leonard S. DeFranco is a director and Vice President,
Treasurer and Secretary of Burr Ridge.  Michael Reiss has the sole power to vote and dispose of securities owned by Burr Ridge.

            On May 4, 2001 (the "Trigger Date"),  Nolton's beneficial  ownership of Units exceeded five percent of the Units then issued and  outstanding.  As of
the  Trigger  Date,  Nolton   beneficially  owned  14,000  Units,   constituting
approximately 5.04% of the Units then issued and outstanding.  Since the Trigger
Date, Nolton acquired an additional 10,767 Units, for a total of 24,767 Units as of June 5, 2006. By virtue of their positions with Nolton, each of Michael Reiss and Peggy J.  Wilson were deemed to  beneficially  own such Units.  On March 22,
2006,  Nolton  transferred  all  24,767  Units to Burr  Ridge.  By virtue of his positions with and controlling  interest in Burr Ridge,  Michael Reiss is deemed to  beneficially  own the 24,767  Units now owned by Burr  Ridge.  As Nolton and
Peggy J. Wilson no longer  beneficially  own any Units,  they will not be deemed
Reporting Persons after the filing of this Schedule 13D.

            (b) The principal  business  address of each Reporting Person is 104
West Chestnut  Street #356,  Hinsdale,  Illinois 60521.  The principal  business address of Leonard S.  DeFranco is 2311 W. 22nd  Street,  Suite 217,  Oak Brook,
Illinois 60523.

            (c) The principal business of Burr Ridge is acquiring and developing operating  businesses.  The  principal  business  of Nolton is the  re-insurance
business.   The   principal   occupation   of  Michael  Reiss  is  managing  and
administrating  trusts and entities,  including  Burr Ridge and Nolton,  for the benefit  of family  members.  The  principal  occupation  of Peggy J.  Wilson is serving  as trustee  of family  trusts.  Leonard  S.  DeFranco  is a  practicing attorney.

-----------------------                                  -----------------------
CUSIP No. 601158108                    13D                   Page 7 of 13 Pages
-----------------------                                  -----------------------

            (d) None of the Reporting Persons nor Leonard S. DeFranco has, since five years prior to the Trigger Date,  been  convicted in a criminal  proceeding
(excluding traffic violations or similar misdemeanors).

            (e) None of the Reporting Persons nor Leonard S. DeFranco has, since five years  prior to the Trigger  Date,  been party to a civil  proceeding  of a judicial or  administrative  body of competent  jurisdiction  and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)  Burr  Ridge is  incorporated  under  the  laws of the  State of
Delaware.  Nolton is organized under the laws of the State of Delaware.  Michael
Reiss, Peggy J. Wilson and Leonard S. DeFranco are citizens of the United States of America.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The aggregate  purchase price of the 24,767 Units currently owned by
Burr Ridge is $923,912, not including brokerage commissions.  The Units owned by
Burr Ridge were acquired with the working capital of Nolton.

            The aggregate  purchase price of the 14,000 Units owned by Nolton as of the Trigger Date is $555,076, not including brokerage commissions.  The Units owned by Nolton as of the Trigger Date were acquired with the working capital of
Nolton.

Item 4.     PURPOSE OF TRANSACTION.

            The Reporting  Persons acquired the Units based on their belief that the Units,  when  purchased,  were  undervalued  and  represented  an attractive
investment  opportunity.   Depending  upon  overall  market  conditions,   other
investment  opportunities available to Burr Ridge, and the availability of Units at prices that would make the purchase of additional Units desirable, Burr Ridge may endeavor to increase its position in the Issuer through, among other things, the  purchase  of  Units  on the  open  market  or in  private  transactions  or otherwise, on such terms and at such times as Burr Ridge may deem advisable.

            Burr  Ridge  intends  to review  its  investment  in the Issuer on a continuing  basis and engage in  discussions  with the Corporate  Trustee of the
Issuer  concerning  the  business,  operations  and future  plans of the Issuer.
Depending  on  various  factors  including,  without  limitation,  the  Issuer's financial position, the price levels of the Units,  conditions in the securities markets and general  economic  and  industry  conditions,  Burr Ridge may in the future take such  actions  with  respect to its  investment  in the Issuer as it deems appropriate  including,  without limitation,  seeking to appoint Trustees, making  proposals  to the  Issuer  concerning  changes  to  the  capitalization, ownership  structure or operations of the Issuer,  purchasing  additional Units, selling some or all of its Units, engaging in short selling of or any hedging or similar  transaction  with respect to the Units or changing its  intention  with respect to any and all matters  referred to in Item 4. No  Reporting  Person has any  present  plan or  proposal  which  would  relate to or result in any of the

-----------------------                                  -----------------------
CUSIP No. 601158108                    13D                   Page 8 of 13 Pages
-----------------------                                  -----------------------

matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth  herein or such as would occur upon  completion  of any of the actions discussed above.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) The aggregate  percentage of Units reported owned by each person named herein is based upon 277,712 Units outstanding,  which is the total number of Units  outstanding  as reported in the  Issuer's  Annual  Report on Form 10-K filed with the Securities and Exchange Commission on April 12, 2006.

            As of the close of business on June 5, 2006, Burr Ridge beneficially owned 24,767 Units, constituting approximately 8.9% of the Units outstanding. As a director,  Chief Executive Officer and controlling  stockholder of Burr Ridge,
Michael Reiss may be deemed to  beneficially  own the 24,767 Units owned by Burr
Ridge.

            As of the Trigger  Date,  Nolton  beneficially  owned 14,000  Units,
constituting  approximately  5.04%  of  the  Units  then  outstanding.   As  the
co-Managers  and Vice  Presidents of Nolton,  each of Michael Reiss and Peggy J.
Wilson were deemed to beneficially  own the 14,000 Units then owned by Nolton as well as the additional 10,727 Units subsequently  purchased by Nolton.  Peggy J.
Wilson ceased to beneficially  own the 24,767 Units after they were  transferred from Nolton to Burr Ridge on March 22, 2006.

            Currently,  Leonard  S.  DeFranco  does  not  beneficially  own  any securities of the Issuer.

            (b) By virtue of his positions with and controlling interest in Burr
Ridge,  Michael  Reiss now has the sole power to vote and  dispose of the 24,767
Units  reported in this Schedule 13D.  Prior to the transfer of the 24,767 Units from Nolton to Burr Ridge,  Michael  Reiss and Peggy J. Wilson each had the sole power to vote and  dispose  of such  Units by  virtue  of their  positions  with
Nolton.

            (c) Schedule A annexed hereto lists all transactions in the Units by
Nolton since the 60th day prior to the Trigger  Date.  All of such  transactions were effected in the open market.  Since the 60th day prior to the Trigger Date, neither  Burr Ridge,  Michael  Reiss,  Peggy J.  Wilson nor Leonard S.  DeFranco
effected any transactions in the Units.

            (d) No person other than the  Reporting  Persons is known,  or since the Trigger Date was known, to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Units.

            (e) Not applicable.

-----------------------                                  -----------------------
CUSIP No. 601158108                    13D                   Page 9 of 13 Pages
-----------------------                                  -----------------------

Item 6.     CONTRACTS,   ARRANGEMENTS,   UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
            RESPECT TO SECURITIES OF THE ISSUER.

            Other   than  as   described   herein,   there  are  no   contracts,
arrangements,  understandings or relationships  among the Reporting Persons,  or between  the  Reporting  Persons  and any  other  person,  with  respect  to the securities of the Issuer.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

            1.    Joint  Filing  Agreement  by and among Burr Ridge  Operations,
                  Inc., Michael Reiss,  Nolton,  LLC and Peggy J. Wilson,  dated
                  June 6, 2006.

-----------------------                                  -----------------------
CUSIP No. 601158108                    13D                   Page 10 of 13 Pages
-----------------------                                  -----------------------

                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2006                               BURR RIDGE OPERATIONS, INC.

                                                  By: /s/ Michael Reiss
                                                      --------------------------
                                                  Name: Michael Reiss
                                                  Title: Chief Executive Officer

                                                  NOLTON, LLC

                                                  By: /s/ Michael Reiss
                                                      --------------------------
                                                  Name: Michael Reiss
                                                  Title: Manager

                                                  /s/ Michael Reiss
                                                  ------------------------------
                                                  MICHAEL REISS

                                                  /s/ Peggy J. Wilson
                                                  ------------------------------
                                                  PEGGY J. WILSON

-----------------------                                  -----------------------
CUSIP No. 601158108                    13D                   Page 11 of 13 Pages
-----------------------                                  -----------------------

                                   SCHEDULE A
                                   ----------

         TRANSACTIONS IN UNITS SINCE THE 60TH DAY PRIOR TO TRIGGER DATE

Units Purchased / (Sold)        Price Per Unit ($)       Date of Purchase / Sale
------------------------        ------------------       -----------------------

                                   NOLTON, LLC
                                   -----------
         130                         31.0000                     04/17/01
         220                         28.7500                     05/04/01
         350                         26.0000                     12/10/01
         700                         25.0000                     12/12/01
       2,600                         30.2380                     06/25/02
       1,900                         30.3710                     06/26/02
         450                         28.0100                     07/03/02
         900                         27.0060                     07/23/02
       (200)                         30.0000                     08/05/02
         226                         27.0220                     09/18/02
       1,000                         26.2550                     10/11/02
       (926)                         26.9940                     10/14/02
         880                         26.7500                     02/03/03
         250                         31.0000                     03/06/03
       2,007                         29.0000                     04/08/03
         100                         39.5000                     07/14/04
         330                         40.0000                     07/22/04
         200                         55.0000                     08/19/05

-----------------------                                  -----------------------
CUSIP No. 601158108                    13D                   Page 12 of 13 Pages
-----------------------                                  -----------------------

                                  EXHIBIT INDEX
                                  -------------

      Exhibit                                                               Page
      -------                                                               ----

1.    Joint  Filing  Agreement  by and among Burr Ridge  Operations,         13
      Inc., Michael Reiss,  Nolton,  LLC and Peggy J. Wilson,  dated
      June 6, 2006

-----------------------                                  -----------------------
CUSIP No. 601158108                    13D                   Page 13 of 13 Pages
-----------------------                                  -----------------------

                             JOINT FILING AGREEMENT
                             ----------------------

            In  accordance  with  Rule  13d-1(k)(1)(iii)  under  the  Securities
Exchange  Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a Statement  on  Schedule  13D dated June 6,
2006  (including  amendments  thereto)  with respect to the Units of  Beneficial
Interest of Mills Music Trust.  This Joint Filing Agreement shall be filed as an
Exhibit to such Statement.

Dated: June 6, 2006                               BURR RIDGE OPERATIONS, INC.

                                                  By: /s/ Michael Reiss
                                                      --------------------------
                                                  Name: Michael Reiss
                                                  Title: Chief Executive Officer

                                                  NOLTON, LLC

                                                  By: /s/ Michael Reiss
                                                      --------------------------
                                                  Name: Michael Reiss
                                                  Title: Manager

                                                  /s/ Michael Reiss
                                                  ------------------------------
                                                  MICHAEL REISS

                                                  /s/ Peggy J. Wilson
                                                  ------------------------------
                                                  PEGGY J. WILSON